Exhibit (a)(1)(D)

[Letterhead of SpectraScience, Inc.]

August __, 2016

To the Holders of Eligible Warrant(s):

This letter is to inform you, as a holder of Warrant(s) to Purchase Common Stock issued between January 27, 2012 and March 14, 2016 (the “Eligible Warrant(s)”), that we are offering to exchange your Eligible Warrant(s) for:

(i)	the issuance of restricted shares of our common stock, $0.01 par value per share (the “Common Stock”) through the expiration date of this Offer, which we currently expect to be November __, 2016) at a conversion rate dependent on the exercise price and year of issuance of your existing warrant(s) as follows:

		No. of Warrants
Exercise	Year of	for one share of
price	issuance	common stock

$0.0200	2016	24
$0.0400	2015	24
$0.0600	2015	24
$0.0745	2012	42
$0.0745	2013	29
$0.0900	2013	29
$0.0900	2014	26
$0.0900	2015	24
$0.1287	2012	48
$0.1287	2013	30

(the “Offer Price”)

The Offer Price was determined based on the exercise price and remaining term of the Eligible Warrant(s) and the current common stock price of $0.0029 as of August 18, 2016, based on a Black Scholes value of outstanding Eligible Warrant(s). Based on the current stock price, all outstanding Eligible Warrant(s) are significantly out-of-the-money and there is substantial doubt that the Eligible Warrant(s) will ever return to an in-the-money status.

We are making this exchange offer to give the holders of the Eligible Warrant(s) an opportunity to obtain shares of our Common Stock even though the Eligible Warrant(s) may never return to an in-the-money status. The exchange offer permits us to relieve some commitments against our authorized share capital and reduce the amount of additional authorized shares we may need in the future to finance our operations.

To participate in the exchange offer, we must receive your properly completed Election Form prior to the expiration of the exchange offer, which is currently expected to occur at 11:59 P.M. (Eastern time) on November __, 2016, unless extended by us (the “Expiration Date”). You must also return your Eligible Warrant (or an Affidavit of Lost Warrant and Indemnification Agreement, a form of which is attached to the Election Form) to us for cancellation. At any time prior to the Expiration Date, you may withdraw your election to participate by properly submitting a Withdrawal Form to us, in which case your Eligible Warrant(s) will be promptly returned to you.

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The enclosed Offering Memorandum, together with the Election Form and the Withdrawal Form, provide information regarding the exchange offer and instructions as to how you can participate. You should read all of the materials carefully before you decide whether to tender any of your Eligible Warrant(s) for exchange.

Thank you for your time in reviewing this request.

Sincerely,

/s/ Lowell W. Giffhorn
Lowell W. Giffhorn
Chief Financial Officer

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